UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting, or AGM, of the Company held on June 09, 2012.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 09, 2012, along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. 897 shareholders representing in aggregate 92,867,179 equity shares attended the AGM in person and 403 shareholders representing in aggregate 202,917,479 equity shares attended the AGM through a proxy, including two proxies representing the Depositary to carry out the instructions of the holders of ADSs representing 77,313,322 equity shares.

At the Company’s AGM, the following directors retired by rotation, were eligible for re-election and were re-elected by the requisite vote by show of hands of the Company’s shareholders:
  S. Gopalakrishnan
  K. V. Kamath
  David L. Boyles
  Prof. Jeffrey S. Lehman
Mr. V. Balakrishnan, Mr. Ashok Vemuri and Mr. B. G. Srinivas, who had previously been appointed by the Board of Directors of the Company as additional and whole-time directors of the Company on June 11, 2011 were appointed as a whole-time directors and also as directors liable to retire by rotation. Also, Ms. Ann M. Fudge who had previously been appointed by the Board of Directors of the Company as additional director of the Company on October 1, 2011 was appointed as a director liable to retire by rotation.

In addition, the following matters were also voted upon at the AGM:
  The receipt, consideration and adoption of the Company’s balance sheet as at March 31, 2012, the profit and loss account for the year ended on that date and the report of the directors and the auditors thereon.
  The declaration of a final and special dividend for the financial year ended March 31, 2012.
  The appointment of auditors to hold office from the conclusion of the AGM until the conclusion of the Company’s next annual general meeting and to fix their remuneration.
  Pay remuneration in the form of commission for Non-executive Directors.
	Brief Description of the matter put to vote	Votes for (1) (2) (3)	Votes against/withheld (1) (2) (4)	Abstentions / Broker Non-votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2012, the Profit and Loss account for the year ended on that date and the report of the Directors and the Auditors thereon.	898	1	–
2.	To declare a final and special dividend for the financial year ended March 31, 2012.	898	1	–
3.	To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.	898	1	–
4.	To appoint a director in place of K. V. Kamath, who retires by rotation, and being eligible, seeks re-appointment.	898	1	–
5.	To appoint a director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.	898	1	–
6.	To appoint a director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.	898	1	–
7.	To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass a resolution thereof.	898	1	–
8.	To appoint Ann M. Fudge as a Director of the Company, liable to retire by rotation.	898	1	–
9.	To appoint V. Balakrishnan as a Director of the Company, liable to retire by rotation and also as a Whole-time Director.	898	1	–
10.	To appoint Ashok Vemuri as a Director of the Company, liable to retire by rotation and also as a Whole-time Director.	898	1	–
11.	To appoint B. G. Srinivas as a Director of the Company, liable to retire by rotation and also as a Whole-time Director.	898	1	–
12.	To pay remuneration in the form of commission for Non-executive Directors.	898	1	–

(1)
Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid-up capital of at least  50,000. Under our Articles of Association, members present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hands as if he were a member.

(2)
Under the Indian Companies Act and as per our Articles of Association, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

(3)	The number of members who are shown to have voted for the resolutions includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of ADSs.
(4)	The number of members who are shown to have voted against the resolution includes one representative of the Depositary, with instructions to vote as such, on behalf of the holders of the ADSs.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 12, 2012	S. D. Shibulal Chief Executive Officer